Touchstone Funds Group Trust
303 Broadway, Suite 1100
Cincinnati, Ohio 45202

July 31, 2008

VIA EDGAR

US Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention: Dominic Minori

Re: Delaying Amendment for Touchstone Funds Group Trust (the "Registrant"), on behalf of its series Touchstone International Growth Fund (the "Fund"). Registration Statement on Form N-14 Relating to the Fund (the "Registration Statement") (File Nos. 333-152093 and 811-08104)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of Navellier International Growth Portfolio, the sole series of Navellier Millennium Funds, into the Fund. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on July 2, 2008 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Cincinnati and the State of Ohio, on the 31st day of July, 2008.

Please contact me at (513) 878-4066 with your questions or comments.

Sincerely,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary